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August 9, 2011	deaton@kilpatricktownsend.com
VIA EDGAR
Mr. Patrick Gilmore
Accounting Branch Chief
Mr. David Edgar
Staff Accountant
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Manhattan Associates, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 23, 2011
File No. 000-23999
Dear Mr. Gilmore:
This firm represents Manhattan Associates, Inc. (the “Company”). The Company has received the Staff’s comment letter dated August 3, 2011 with respect to the above-referenced filing. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Company’s responses are set forth below the full text of the correlative Staff comment.
Form 10-K for the Fiscal Year Ended December 31, 2010
Notes to Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Revenue Recognition, page 53
1.
We note with regard to certain service contracts your disclosure indicating that “revenue related to fixed-fee based contracts is recognized on a proportional performance basis based on the hours incurred on discrete projects within an overall services arrangement.” Please clarify the nature of your fixed-fee based contracts and why you believe it is appropriate to apply a proportional performance model based on input measures. Please note that the application of a proportional performance model is typically based on output measures as opposed to the level of costs associated with the act or input measures.

ATLANTA AUGUSTA CHARLOTTE DENVER DUBAI NEW YORK OAKLAND PALO ALTO RALEIGH SAN DIEGO SAN FRANCISCO SEATTLE STOCKHOLM TAIPEI TOKYO WALNUT CREEK WASHINGTON, DC WINSTON-SALEM

August 9, 2011

For the vast majority of the Company’s professional services revenue, the Company bills on an hourly basis and recognizes revenue as services are performed. The Company however occasionally provides professional services for a fixed price which is determined based on the number of hours estimated to complete the project. The Company has extensive professional services experience gained from more than 300 annual implementations of its software worldwide and is able to use this experience to accurately estimate the effort needed to complete current projects.
The Company recognizes revenue related to these fixed fee services arrangements on a proportional performance basis. The Company has determined that output measures, or services delivered, approximate the input measures associated with fixed fee services arrangements.
The Company bases proportional performance on the hours of professional services included in the arrangement as this represents a specified number of similar acts to determine performance. The Company’s professional services organization provides customers with supply chain expertise and assistance in planning and implementing the Company’s software solutions. The Company partners with its customers throughout the projects to provide continual knowledge transfer and collaborate on best practice protocols and processes. Therefore, the Company believes that using the efforts-expended input measure of labor hours in its fixed fee professional services arrangements is the best approximation of its pattern of performance and value transferred to a customer under these arrangements.
2.
We note your risk factor on page 16 regarding the potential deferral of license revenue as a result of extended payment terms and future software functionality deliverables. Please clarify your revenue recognition policy related to extended payment terms and specified future upgrades. As it relates to extended payment term arrangements, tell us how you considered the fixed and determinable and collectibility criteria in determining your revenue recognition policy related to such arrangements and your consideration for the guidance in ASC 985-605-25-32 through 35. For arrangements that include future software functionality deliverables, please tell us how you considered the guidance in ASC 985-605-25-44 through 46 related to specified upgrade or enhancement rights.

August 9, 2011

Payment terms for the Company’s software licenses vary. The terms range from due upon contract execution to due over a number of months in certain cases. Each contract is evaluated individually to determine whether the fees in the contract are fixed and determinable. The Company has an established history of collecting under the terms of its software license contracts without providing refunds or concessions to its customers. Therefore, the Company has determined that the presence of payment terms which extend beyond contract execution in a particular contract do not preclude the conclusion that the fees in the contract are fixed and determinable.
Although infrequent, when payment terms in a contract extend beyond twelve months, the Company has determined, in accordance with ASC 985-605-25-34, that such fees are not fixed and determinable and recognizes revenue as payments become due provided that all other conditions for revenue recognition have been met in accordance with ASC 985-605. The Company also assesses the probability of collecting from each customer at the outset of the arrangement based on a number of factors, including the customer’s payment history, the customer’s current creditworthiness as reflected in credit checks, and other pertinent country or industry economic risk. If in the Company’s judgment collection of a fee is not probable, the Company recognizes revenue as cash is collected, provided that all other conditions for revenue recognition have been met in accordance with ASC 985-605.
If an arrangement includes future software functionality deliverables, the Company accounts for these deliverables as a separate element of the arrangement. Because the Company does not sell these deliverables on a standalone basis, the Company is not able to establish vendor-specific objective evidence of the fair value of these deliverables. As a result, in accordance with ASC 985-605-25-46, the Company defers all revenue under the arrangement until the future functionality has been delivered to the customer.
In future filings, the Company will expand its disclosure, consistent with the responses above, regarding the deferral of license fees for contracts with payment terms extending beyond twelve months and contracts with future software functionality deliverables in its revenue recognition policy disclosure under critical accounting policies in the Management’s Discussion and Analysis section and in the notes to the financial statements.
3.
We note your discussion on page 33 that your revenue consists of fees generated from licensing and hosting of software. Please clarify the terms of your hosting arrangements including your analysis under ASC 985-605-55-119 through 125 in determining the accounting literature you are relying on related to your revenue recognition policy for these arrangements.

August 9, 2011

The Company’s hosting revenue represents approximately 1% of its total revenue for 2010, 2009, and 2008, respectively. The Company offers hosting services on certain of its software products under arrangements in which the end users typically do not have the contractual right to take possession of the software. According to ASC 985-605-55-121, ASC 985-605 only applies to hosting arrangements in which the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Thus, the Company recognizes revenue from these arrangements pursuant to SAB Topic 13 and ASC 605-25. The Company recognizes the entire arrangement fee ratably over the hosting term which is generally renewed on an annual basis. The Company did not enter into any new hosting arrangements in 2010, 2009, or 2008 in which the customer had the contractual right to take possession of the software.
Exhibits 31.1 and 31.2
4.
We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a), filed with your annual report on Form 10-K and your report on Forms 10-Q for the quarters ended March 31, 2011 and June 30, 2011, also include the title of the certifying individual. Please revise future filings to omit the certifying individual’s title at the beginning of the certification to conform to the language required by Item 601(b)(31) of Regulation S-K. Please note that the certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. For guidance, please refer to Section II.B.4 of SEC Release No. 33-8124.

In future filings, the Company will omit the certifying individual’s title at the beginning of the certification, per the Staff’s comment.
* * * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

August 9, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please copy the undersigned on any subsequent correspondence concerning the Staff’s comments, and please do not hesitate to call the undersigned at (404) 815-6051 with any questions or comments.

Very truly yours, KILPATRICK TOWNSEND & STOCKTON LLP
By:	/s/ David M. Eaton
David M. Eaton,
A Partner

cc:	Peter F. Sinisgalli
(via email)	John J. Huntz, Jr.
Dennis B. Story
Bruce S. Richards